Exhibit 11.
 Statement Regarding Computation of Per Share Earnings
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 For the periods ended December 31
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                                           2000          1999

Diluted earnings per common share:
 Average common shares outstanding        643,053        572,478

 Net income (loss) ................   $  (288,248)   $  (327,622)


 Diluted and basic loss per share:    $     (0.45)   $     (0.57)

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